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SEC FILE NUMBER
8-70017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Velox Clearing LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2400 E. Katella Ave., Suite 725
(No. and Street)

Anaheim	CA	92806
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Amir Montasser	949-352-4691	amontasser@velox-global.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Armanino LLP
(Name – if individual, state last, first, and middle name)

12657 Alcosta Blvd. Suite 500	San Ramon	CA	94583
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Amir Montasser, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Velox Clearing LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

See Attached

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☒ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACKNOWLEDGMENT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of ORANGE)

On 03/01/2023 before me, RAZAN ABUHASAN/LOCAL NOTARY PUBLIC
(insert name and title of the officer)

personally appeared AMIR MONTASSER,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

RAZAN ABUHASAN
Notary Public - California
Orange County
Commission # 2375926
My Comm. Expires Sep 23, 2025

Signature Razan A. **(Seal)**

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Velox Clearing LLC
Anaheim, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Velox Clearing LLC (the "Company"), a wholly-owned subsidiary of Velox Holdings Inc., as of December 31, 2022, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Velox Clearing LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I, II, III and IV (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Armanino LLP

Armanino[LLP]
Woodland Hills, California

We have served as the Company's auditor since 2018.
February 28, 2023

Velox Clearing LLC
Statement of Financial Condition
December 31, 2022

ASSETS	
Cash	$ 6,938,006
Cash segregated under federal regulations	69,659,735
Receivable from customers and correspondents	7,418,538
Deposits with clearing organizations	11,435,248
Receivable from broker-dealers	2,131,651
Receivable from affiliates	946,003
Restricted cash	200,000
Right-of-use lease asset	448,289
Property and equipment, net	293,429
Other assets	735,923
TOTAL ASSETS	$ 100,206,822
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable and accrued expenses	$1,757,159
Payable to customers and correspondents	74,331,805
Payable to broker-dealers	1,350,250.42
Payable to clearing organizations	453,444
Payable to affiliates	172,528
Operating lease liability	649,471
TOTAL LIABILITIES	78,714,657
MEMBER'S EQUITY	
Member's contributions	31,483,200
Accumulated deficit	(9,991,035)
TOTAL MEMBER'S EQUITY	21,492,165
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 100,206,822

The accompanying notes are an integral part of these financial statements.

Note 1. Organization and Description of Business

Velox Clearing LLC (the "Company") was formed on August 9, 2017 in the State of Nevada. It is a wholly owned subsidiary of Velox Holdings Inc., a Nevada Corporation (the "Parent"). The Company is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), National Securities Clearing Corp. ("NSCC"), the Depository Trust Company ("DTC"), CBOE-BYX, CBOE-BYZ, CBOE-EDGA, CBOE-EDGX, Investors Exchange ("IEX"), The Nasdaq Stock Market ("NQX"), and the New York Stock Exchange ("NYSE").

Note 2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes that the estimates utilized in preparing its financial statements are reasonable. However, actual results could differ from those estimates.

Restricted cash

Restricted cash represents cash held for the Company's letter of credit on its office lease agreement (See Note 3).

Cash segregated under federal regulations

Cash segregated and on deposit for regulatory purposes consists of cash in special reserve bank accounts for the exclusive benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Customer Protection Rule") and other regulations.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. Cash is deposited with federally insured commercial banks in the United States and cash balances may, at times, exceed federally insured limits. Management believes that these financial institutions are financially sound and, accordingly, minimal credit risk exists.

The Company allows clients and their customers to enter into securities transactions on a cash or margin basis. Credit extended for margin accounts are subject to regulatory and internal requirements. The Company monitors margin levels and will require additional deposits or reduction of positions if necessary. In addition, the Company performs various services for its clients. The Company monitors the related receivables for collectability.

Major Customers

Two customers accounted for an aggregate of 57% of the company's total revenue for the year ended December 31, 2022.

One major customer, which is an affiliated entity, accounted for approximately 47% and $2,844,946 of the company's total revenue for the year ended December 31, 2022. The Company expects to maintain this relationship with the affiliate.

Deposits with clearing organizations

Cash and securities are kept on deposit or held as collateral with various clearing organizations, and represent the balances required to be maintained in order to utilize various clearing brokers. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash or security balance on deposit is not maintained.

Receivables from and payables to broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations include amounts receivable from securities not delivered by the Company to a purchaser by the settlement date, and deposits with clearing organizations. Payables to broker-dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date.

Receivable from and payable to customers

Customer securities transactions are recorded on a settlement date basis. Receivables from customers and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Securities owned by customers, including those that collateralize margin loans or other similar transactions, are not reported in the statement of financial condition.

Receivable from and payable to correspondents

The Company collects commissions and other fees from end customers each month. As stipulated by individual agreements with correspondent introducing brokers ("Correspondents"), the Company calculates and distributes amounts due from or to Correspondents.

Property and equipment

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

Other assets

Other assets are comprised of receivables generated in the normal course of business, such as interest receivable, prepaid expenses, and a security lease deposit.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification Topic 606 (ASC 606), *Revenue from Contracts with Customers*, which outlines a single set of comprehensive principles for recognizing revenue under U.S. GAAP. Among other things, ASC 606 requires entities to assess the services promised in contracts with customers at contract inception to determine the appropriate unit at which to record revenue, which is referred to as a performance obligation. Revenue is recognized when control of the promised services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for the products or services.

Revenue from contract with customers is recognized using the following steps:

- Identify the contract(s) with a customer;
- Identify the performance obligation in the contract;
- Determined the contract price;
- Allocate the transaction price to the performance obligations in the contract; and
- Recognize revenue when (or as) the Company satisfies a performance obligation.

The Company recognizes revenue when promised services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company enters contracts that can include various combinations of services, which are generally capable of being distinct and accounted for as separate performance obligations. Substantially all of the Company's revenues are considered to be revenues from contracts with customers.

Clearing and execution revenue

The Company provides various broker dealers clearing services to clear stock trades. These clearing services are performed on an agreed-upon fixed fee basis, which are paid to the Company monthly. The Company recognizes revenue on a trade-date basis which is the satisfaction of the performance obligation with its customers. Clearing fees, which include settlement fees, represent fees charged by the Company for meeting the point-in-time performance obligation for transactions cleared and settled by the Company.

Margin Services

The Company provides margin services to its customers, who are required to maintain a certain level of collateral with the Company to cover potential losses on their trades. The Company charges a fee for this service, which is based on the amount of collateral held by the Company. The Company recognizes revenue on a monthly basis, as it satisfies its performance obligation by providing the margin services.

Leases

The Company determines if an arrangement is a lease at inception. For leases where the Company is the lessee, right-of-use ("ROU") assets represent the Company's right to use the underlying asset for the term of the lease, and the operating lease liability represents an obligation to make lease payments arising from the lease. Lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at the commencement date of the underlying lease arrangement to determine the present value of lease payments. The ROU asset is determined based on the lease liability initially established and reduced for any prepaid lease payments and any lease incentives received. The lease term to calculate the ROU asset and related lease liability includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise the option. The Company's lease agreements generally do not contain any material variable lease payments, residual value guarantees or restrictive covenants.

Lease expense for operating leases is recognized on a straight-line basis over the lease term as an operating expense while expense for financing leases is recognized as depreciation expense and interest expense using the accelerated interest method of recognition. The Company accounts for lease components and non-lease components as a single lease component.

Income taxes

The Company is a limited liability company for federal and state income tax purposes. Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return.

Accordingly, no provision for income taxes besides the minimum California state franchise tax is reflected in the accompanying financial statements.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year. As of December 31, 2022, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Note 3: Letter of Credit

On December 31, 2022, the Company had a letter of credit in the favor of its office landlord. The letter of credit is in the amount of $200,000 and expires at the end of the related lease term in July 2024.

Note 4. Property and Equipment, Net

Property and equipment consist of the following at December 31, 2022:

Computer equipment	$ 67,548
Furniture and fixtures	101,677
Office equipment	7,354
Leasehold improvements	668,480
Internally developed software	31,544
	876,603
Less accumulated depreciation and amortization	(583,174)
	$ 293,429

Total depreciation and amortization expense for the year ended December 31, 2022 was $152,643 of which $27,563 was charged back to other affiliates of the Company through an expense sharing agreement (See Note 7).

Note 5. Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1. Under the alternative method, the Company shall not permit its net capital to be less than the greater of $1,500,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers, as defined. On December 31, 2022, the Company's net capital was $19,067,786, which exceeded the minimum net capital requirement of $1,500,000 by $17,567,786.

Note 6: Trading Activities and Related Risks

The Company's trading activities are comprised of providing securities clearing services to clients. Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. The Company is not trading or settling penny stocks, as defined by the Securities and Exchange Commission.

In the normal course of business, the Company clears, settles, and finances various customer transactions. Clearance of these transactions includes the purchase and sale of securities which exposes the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers or counterparties. Liabilities to other brokers and dealers related to unsettled transactions are recorded at an amount for which the securities were purchased and paid upon receipt of the securities from other brokers or dealers. In the case of aged securities not received, the Company may purchase the underlying security in the market and seek reimbursement for any losses from counterparties.

The Company may be exposed to off-balance-sheet risk. In the normal course of business, the Company clears securities purchase and sales transactions on behalf of its clients. If another party involved in the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. The Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations.

Note 7. Related Party Transactions

The Company entered into a technology service agreement with an affiliate Velox Technologies in March 2020. The agreement was subsequently amended in October 2020. Under this agreement Velox Technologies agrees to develop, design, sell and provide additional services related to the software that the Company may use. On December 31, 2022, amounts due to Velox Technologies totaled $52,851.

In 2019, the Company entered into an expense sharing agreements with two affiliates of the Parent, VeloxTechnologies and Zinvest Financial Service LLC. Both affiliates are sharing the office space and certain office equipment with the Company. On December 31, 2022, the Company was due $382,929 from Zinvest Financial Service LLC.

On September 30, 2020, the Company entered into a line of credit agreement with the Parent for $8,000,000. The Loan had a maturity date of December 31, 2022, was renewed through December 31, 2023, and bears an interest rate of Federal Funds plus two percent. As of December 31, 2022, the Company had no borrowings outstanding under this facility.

Note 8. Employee Benefit Plan

The Company provides a defined contribution 401(K) employee benefit plan ("the Plan") that covers substantially all employees. All employees are eligible to participate in the Plan based on meeting certain term of employment requirements. The Company did not make an employer contribution during 2022.

Note 9. Commitments and Contingencies

Contingencies

The Company recognizes liabilities that it considers probable and can be reasonably estimable as contingencies and accrues the related costs it believes sufficient to meet the exposure. In the normal course of business, the Company is subject to certain pending and threatened legal actions. On December 27, 2021, a case was filed by former employees of the Company alleging that the Company did not uphold its employment obligations. The outcome can not be determined or estimated as of February 28, 2023. Management believes that the Company has no other pending litigation as of December 31, 2022, that was not sufficiently accrued for.

Commitments

The Company is currently utilizing Phase 3 on a month to month basis and negotiating terms for a new long term service agreement.

Guarantee

The Company is a member of exchanges and clearing houses. The Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the organization. In general, the Company's guarantee obligation would arise only if the organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the organization. Any potential contingent liability under these membership agreements cannot be estimated. As of December 31, 2022, the Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is immaterial.

Note 10. Leases

The Company leases office space in Anaheim, California under a non-cancelable operating lease, which expires on August 31, 2024. Amounts reported in the statement of financial condition as of December 31, 2022, related to the operating lease include a right-of-use lease asset of $448,289 and a lease liability of $649,471. Lease costs for the year-ended December 31, 2022, was $316,293, which includes $200,700 of rent expense and $115,593 of leasehold improvement depreciation.

The Company's future minimum annual lease payments are as follows:

Year Ending December 31:	
2023	395,024
2024	270,214
	665,238
Less: present value discount	(15,767)
Operating lease liability	$ 649,471

Note 11. Subsequent Events

Management of the Company has evaluated events and transactions that may have occurred through February 28, 2023 the date the financial statements were available to be issued and determined that no subsequent events occurred that require recognition or additional disclosure in the financial statements.